Exhibit 21.1

Gyroscope Therapeutics Holdings plc*

List of Subsidiaries

Subsidiary	Jurisdiction
Gyroscope Holdings (UK) Limited	England and Wales
Gyroscope Therapeutics Limited	England and Wales
Orbit Biomedical Limited	England and Wales
Gyroscope USA, Inc.	Delaware

*Following the completion of the corporate reorganization described in the prospectus that forms a part of the registration statement to which this list of subsidiaries is an exhibit.